EXHIBIT 99.1


03/CAT/07

Page 1 of 12


                           FOR IMMEDIATE RELEASE

               07.00 GMT 02.00 EST Thursday 13 February 2003

For Further Information Contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20  7067 0700
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Finanancial Officer   Graham Herring
Rowena Gardner, Director of Corporate
Communications
                                        BMC Communications/The Trout Group (USA)
                                        Tel: +1 212 477 9007
                                        Brad Miles, ext. 17 (media)
                                        Brandon Lewis, ext. 15 (investors)



CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

ANNOUNCES FIRST QUARTER RESULTS

Cambridge, UK...Cambridge Antibody Technology Group plc (LSE: CAT;
NASDAQ: CATG) today announces financial results for the first quarter of its 2003 financial year, from 1 October 2002 to 31 December 2002.


Since the time of CAT's preliminary results announcement for the year ending September 2002 in November there has been significant progress in products under development, important agreements in the patents and licensing area and, most recently, the announcement of the proposed merger with Oxford GlycoSciences (OGS).


On 31 December 2002, Abbott Laboratories announced that it had received US Food and Drug Administration (FDA) approval to market HumiraTM (adalimumab, previously known as D2E7) for the treatment of rheumatoid arthritis (RA), earlier than anticipated. Humira was isolated and optimised by CAT and Abbott as part of a collaboration and is the first CAT-derived human monoclonal antibody to receive approval for marketing. It is


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Page 2 of 12

also the first human monoclonal antibody approved for reducing the signs and symptoms and inhibiting the progression of structural damage in adults with moderately to severely active RA who have had insufficient response to one or more traditional disease modifying antirheumatic drugs (DMARDs). Abbott owns exclusive worldwide rights to Humira, including responsibility for clinical development, manufacturing, sales and marketing. Abbott will book all revenues for Humira, and CAT will receive a royalty fee based on Humira sales. The European Agency for the Evaluation of Medicinal Products
(EMEA) accepted Abbott's submission for Humira for the treatment of RA in April 2002, and Abbott anticipates approval in mid-2003.

CAT has been granted regulatory clearance from the FDA to begin clinical trials of TrabioTM (lerdelimumab, CAT-152; pronounced "trab-beeo") for use in conjunction with glaucoma surgery in the United States. Study initiation is expected in the first quarter of 2003. Recruitment continues in the Phase II/III European and Phase III International trials. Discussions continue with a number of potential partners, with a view to the partner marketing and selling Trabio.

Patient recruitment in the Phase I/II clinical trial of CAT-192
(metelimumab) as a potential treatment for diffuse systemic sclerosis (being conducted by CAT's partner Genzyme) has been completed. 45 Patients in four countries have been enrolled and data are expected to be available in the fourth quarter of 2003.

In the Phase I/II allergen challenge study of CAT-213 in allergic conjunctivitis, patient recruitment is on schedule and nearly completed. Data are expected to be available in the third quarter of 2003.

Human Genome Sciences, Inc. (HGSI), has reported that it has completed patient enrolment in a Phase I clinical trial to evaluate LymphoStat-BTM for use in the treatment of systemic lupus erythematosus and plans to have results available in the first half of 2003.



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Page 3 of 12

Following a period of significant activity, CAT has now successfully resolved all of its principal outstanding patent litigation. In December 2002, CAT settled all patent disputes with MorphoSys and Crucell. These agreements demonstrate the strength of CAT's patent position and provide evidence of CAT's commitment to licensing its patent portfolio. They also give CAT a stake in the future success of these companies, as well as putting an end to the distraction caused by litigation. In addition, also in December, CAT entered into a cross-licensing arrangement with XOMA for antibody-related technologies. In January 2003, CAT announced an agreement with Dyax Corporation to expand access and freedom to operate under each other's phage display patents, an agreement which also included the removal of CAT's obligation to pay royalties to Dyax on antibody products it develops, except in respect of Humira.

In January 2003, CAT and Pharmacia agreed a short extension to the term of their research collaboration, which was due to expire this month. CAT expects further discussions on the future of this collaboration to take place later this year.

In January 2003, the Boards of CAT and OGS announced that they have agreed the terms of a recommended merger to create a leading European biotechnology company with greatly enhanced scientific, organisational and financial scale and resources. The merger is subject to a number of conditions, including the approval of shareholders of both CAT and OGS at meetings to be held on 11 March 2003. Documents relating to this merger, which is expected to complete by the end of March, were posted to shareholders on 6 February 2003.

CAT is pleased to have welcomed two new Non-Executive Directors, Ake Stavling and Peter Ringrose, who will add strength and significant expertise to its Board. Mr Stavling has extensive senior management experience covering finance and the pharmaceutical industry, and succeeds Jim Foght, who has retired from CAT's Board of Directors, as chairman of the Audit Committee. Dr Ringrose is an eminent scientist and has successfully led research and development organisations at the pinnacle of the pharmaceutical industry.



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Financial results

CAT made a loss for the three months ended 31 December 2002 of(pound)10.5 million (three months ended 31 December 2001:(pound)4.0 million; year ended 30 September 2002:(pound)28.2 million). Net cash outflow before management of liquid resources and financing for the period was(pound)7.2 million (three months ended 31 December 2001:(pound)2.8 million; year ended 30 September 2002:(pound)28.3 million). Cash and liquid resources at 31 December 2002 amounted to(pound)123.7 million (31 December 2001:(pound)154.6 million; 30 September 2002:(pound)129.8 million).

Revenues in the period were (pound)1.4 million (three months ended 31 December 2001: (pound)1.9 million; year ended 30 September 2002: (pound)9.5 million). Technical milestone payments of (pound)0.2 million were received from Pharmacia in December 2002. During the period, revenues recognised from licence fees were (pound)0.4 million, principally licence fees released from deferred income brought forward at 30 September 2002. Revenues of (pound)0.6 million were generated from contract research fees under ongoing collaborations with HGSI, Merck & Co., Inc. and Wyeth-Ayerst.

Operating costs for the period amounted to (pound)13.2 million (three months ended 31 December 2001: (pound)7.7 million; year ended 30 September 2002: (pound)47.5 million). Since 31 December 2001, research and development expenses have risen in line with the increased activity on clinical trials. Included in the period is the one-off cost of the cross-licensing arrangement with Xoma for antibody-related technologies; part of this was paid in the period and a further part is due in the current quarter. During the period, the cost of patent litigation, including patent oppositions and legal costs associated with the settlements, was (pound)0.2 million (three months ended 31 December 2001:
(pound)0.2 million; year ended 30 September 2002: (pound)2.3 million).

During the period the Group earned interest on its cash deposits of (pound)1.3 million (three months ended 31 December 2001: (pound)1.9 million; year ended 30 September 2002: (pound)6.4 million) reflecting the level of cash and liquid resources held in interest bearing securities and prevailing rates of return, which have declined in recent periods.



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Page  5 of 12

Creditors increased during the period with the receipt of two up front licence fees from Merck and Chugai.

During the period, the Group established a finance leasing facility under which equipment with a cost of (pound)0.5 million has been financed. This is repayable over four years.

CAT received a research and development tax credit during the period of (pound)2.6 million (three months ended 31 December 2001: none; year ended 30 September 2002: (pound)0.9 million).

Purchases of tangible fixed assets for the period were (pound)2.8 million (three months ended 31 December 2001: (pound)0.9 million; year ended 30 September 2002: (pound)7.9 million). The majority of the expenditure was on the final fit out costs of the new premises at Granta Park. Purchases of intangible fixed assets represent the second and final installment on the Incyte Lifeseq(R) Gold database licence paid to Incyte in October 2002.


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

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
RESULTS FOR THE THREE MONTHS ENDED 31 DECEMBER 2002


CONSOLIDATED PROFIT AND LOSS ACCOUNT
(unaudited)                                          Convenience   Three months    Three months  Year ended 30
                                                     translation       ended 31        ended 31      September
                                                    Three months       December   December 2001           2002
                                                        ended 31           2002
                                                   December 2002
                                                        US $'000    (pound)'000     (pound)'000    (pound)'000

Turnover                                                   2,261          1,405           1,878          9,471

Direct costs                                                 (14)            (9)            (84)           (80)
                                                  --------------------------------------------------------------
Gross profit                                               2,247          1,396           1,794          9,391

Research and development expenses                        (18,081)       (11,234)         (6,110)       (31,307)
    --------------------------------------------------------------------------------------------------------
     Drug Royalty Corporation transaction costs               -              -               -       (7,913)
     Other general and administration expenses          (3,232)        (2,008)         (1,557)       (8,321)
                                                        ------         -------         -------       -------
    --------------------------------------------------------------------------------------------------------
General and administration expenses                       (3,232)        (2,008)         (1,557)       (16,234)
                                                  --------------------------------------------------------------
Operating loss                                           (19,066)       (11,846)         (5,873)       (38,150)

Interest receivable (net)                                  2,102          1,306           1,860          6,386
                                                  --------------------------------------------------------------
Loss on ordinary activities before taxation              (16,964)       (10,540)         (4,013)       (31,764)

Taxation loss on ordinary activities                           -              -               -          3,557
                                                  --------------------------------------------------------------
Loss for the financial period                            (16,964)       (10,540)         (4,013)       (28,207)
                                                  --------------------------------------------------------------

Loss per share - basic and diluted (pence)                                 29.1p           11.3p          78.7p


Consolidated Statement of Total Recognised Gains and Losses
                                                     Convenience   Three months    Three months  Year ended 30
                                                     translation       ended 31        ended 31      September
                                                    Three months       December   December 2001           2002
                                                        ended 31           2002
                                                   December 2002

                                                        US $'000    (pound)'000     (pound)'000    (pound)'000

Loss for the financial period                            (16,964)       (10,540)         (4,013)       (28,207)
Gain (loss) on foreign exchange translation                  412            256             (28)            96
                                                  --------------------------------------------------------------
Total recognised losses relating to the period           (16,552)       (10,284)         (4,041)       (28,111)
                                                  --------------------------------------------------------------

The losses for all periods arise from continuing operations.
This financial information has been prepared in accordance with UK GAAP.
The dollar translations are solely for the convenience of the reader.


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

Page 7 of 12

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
Results for the THREE MONTHS ended 31 DECEMBER 2002

Consolidated Balance Sheet
(unaudited)                                          Convenience       As at 31        As at 31       As at 30
                                                     translation       December        December      September
                                                           as at           2002            2001           2002
                                                     31 December
                                                            2002
                                                        US $'000    (pound)'000     (pound)'000    (pound)'000

                  Fixed assets
Intangible assets                                         12,346          7,671           8,721          7,933
Tangible fixed assets                                     22,384         13,907           6,749         12,429
Investments                                                  346            215             215            215
                                                  --------------------------------------------------------------
                                                          35,076         21,793          15,685         20,577
                                                  --------------------------------------------------------------
Current assets
Debtors                                                    8,215          5,104           4,071          6,556
Investment in liquid resources                           187,425        116,449         150,773        126,694
Cash at bank and in hand                                  12,305          7,645           3,847          3,081
                                                  --------------------------------------------------------------
                                                         207,945        129,198         158,691        136,331
Creditors
Amounts falling due within one year                      (25,791)       (16,024)        (12,979)       (12,563)
                                                  --------------------------------------------------------------
Net current assets                                       182,154        113,174         145,712        123,768
                                                  --------------------------------------------------------------
Total assets less current liabilities                    217,230        134,967         161,397        144,345
Creditors
Amounts falling due after more than one year             (14,161)        (8,798)         (8,374)        (8,580)
                                                  --------------------------------------------------------------
Net assets                                               203,069        126,169         153,023        135,765
                                                  --------------------------------------------------------------

Capital and reserves
Called-up share capital                                    5,851          3,635           3,553          3,621
Share premium account                                    327,063        203,208         195,795        202,534
Other reserve                                             21,657         13,456          13,451         13,456
Profit and loss account                                 (151,502)       (94,130)        (59,776)       (83,846)
                                                  --------------------------------------------------------------
Shareholders' funds - all equity                         203,069        126,169         153,023        135,765
                                                  --------------------------------------------------------------



This financial information has been prepared in accordance with UK GAAP.
The dollar translations are solely for the convenience of the reader.



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Page 8 of 12


CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
Results for the THREE MONTHS ended 31 DECEMBER 2002

Consolidated Cash Flow Statement
(unaudited)                                          Convenience   Three months    Three months  Year ended 30
                                                     translation       ended 31        ended 31      September
                                                    Three months       December   December 2001           2002
                                                        ended 31           2002
                                                   December 2002
                                                        US $'000    (pound)'000     (pound)'000    (pound)'000


Net cash outflow from operations                          (8,713)        (5,414)         (4,297)       (26,808)
                                                  --------------------------------------------------------------

Returns on investments and
  servicing of finance

Interest received                                          1,687          1,048           2,393          7,558
                                                  --------------------------------------------------------------

Taxation                                                   4,244          2,637               -            920
                                                  --------------------------------------------------------------

Capital expenditure and
  financial investment

Purchase of intangible assets                             (4,303)        (2,673)               -        (2,067)
Purchase of tangible fixed assets                         (4,548)        (2,826)           (911)        (7,894)
Sale of tangible fixed assets                                  -              -               -              -
                                                  --------------------------------------------------------------
                                                          (8,851)        (5,499)           (911)        (9,961)
                                                  --------------------------------------------------------------

Net cash outflow before management of liquid             (11,633)        (7,228)         (2,815)       (28,291)
resources and financing
                                                  --------------------------------------------------------------

Management of liquid resources                            16,489         10,245           5,455         29,534
                                         --------------------------------------------------------------

Financing

Issue of ordinary share capital                            1,107            688             785          1,448
Proceeds from new finance lease                              811            504               -              -
   commitment
Capital elements of finance lease                            (58)           (36)              -              -
rental payments
                                                  --------------------------------------------------------------
                                                           1,860          1,156             785          1,448
                                                  --------------------------------------------------------------

Increase in cash                                           6,716          4,173           3,425          2,691
                                                  --------------------------------------------------------------


This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.



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Notes to the financial information

Accounting policies

This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2002.

Convenience translation

The consolidated financial statements are presented in pounds sterling. The consolidated financial statements as of and for the period ended 31 December 2002 are also presented in United States Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of (pound)1:US$1.6095, the noon buying rate as of 31 December 2002. No representation is made that the amounts could have been or could be converted into United States Dollars at this or any other rates.

Drug Royalty Corporation transaction costs

General and administration expenses include (pound)7.9 million of costs incurred in the year ended 30 September 2002 relating to the two transactions entered into with Drug Royalty Corporation Inc. of Canada
(DRC) during the year. In January 2002, CAT announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd of Canada which was accepted in April 2002. Under an agreement with DRC, the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The (pound)1.5 million was deferred and recognised over the period for which the rights were purchased. On 2 May 2002, CAT bought out this royalty obligation to DRC for (pound)6.1 million (C$14 million) with the issue of 463,818 CAT shares to DRC. The remaining balance of (pound)0.6 million of deferred income was then released. The professional fees incurred in the Group's bid and royalty buy-back were (pound)1.8 million.

Loss per share

The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on the following: for the three months ended 31 December 2002, the three months ended 31 December 2001 and the year ended 30 September 2002 respectively. Losses of (pound)10,540,000, (pound)4,013,000, and (pound)28,207,000. Weighted average number of shares in issue of 36,260,545, 35,481,104 and 35,828,446. The Company has ordinary shares in issue of 36,352,686 and a total of 1,771,555 ordinary shares under option as of 31 December 2002.






















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

                              Reconciliation of operating loss to operating cash outflow


                                                     Convenience   Three months    Three months     Year ended
                                                     translation       ended 31        ended 31   30 September
                                                    Three months       December   December 2001           2002
                                                        ended 31           2002
                                                   December 2002
                                                        US $'000    (pound)'000     (pound)'000    (pound)'000

Operating loss                                           (19,066)       (11,846)         (5,873)       (38,150)
Depreciation charge                                        1,168            726             698          2,617
Amortisation of intangible fixed assets                      422            262              94            882
Shares issued to buy out DRC royalty agreement                 -              -               -          6,149
Loss on disposal of fixed assets                              11              7               -              -
Increase/(Decrease) in debtors                            (1,490)          (926)            342           (158)
Increase in creditors                                     10,242          6,363             441          1,852
                                                  --------------------------------------------------------------
                                                          (8,713)        (5,414)         (4,297)       (26,808)
                                                  --------------------------------------------------------------

                                       Analysis and reconciliation of net funds

                                                       1 October      Cash flow        Exchange             31
                                                            2002                       movement  December 2002
                                                     (pound)'000    (pound)'000     (pound)'000    (pound)'000

Cash at bank and in hand                                   3,081          4,579             (15)         7,645
Overdrafts                                                      -          (406)                          (406)
                                                                  -------------------------------
                                                                           4,173
Finance leases                                                             (468)                          (468)
                                                                  ---------------
                                                                           (468)
Liquid resources                                         126,694        (10,245)                       116,449
                                                  --------------------------------------------------------------
Net funds                                                129,775         (6,540)            (15)       123,220
                                                  --------------------------------------------------------------

                                                                                   Three months   Year ended 30
                                                                                       ended 31  September 2002
                                                                                  December 2002     (pound)'000
                                                                                    (pound)'000


Increase in cash in the period                                                            4,173           2,691
Cash inflow from increase in lease financing                                               (468)              -
Decrease in liquid resources                                                            (10,245)        (29,534)
                                                                                  -------------------------------
Change in net funds resulting from cash flows                                            (6,540)        (26,843)
Exchange movement                                                                           (15)            (32)
                                                                                  -------------------------------
Movement in net funds in period                                                          (6,555)        (26,875)
Net funds at 1 October 2002                                                             129,775         156,650
                                                                                  -------------------------------
Net funds at 31 December 2002                                                           123,220         129,775
                                                                                  -------------------------------








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

                     Reconciliation of movements in group shareholders' funds


                                                                    Three months     Year ended
                                                                        ended 31   30 September
                                                                   December 2002           2002
                                                                     (pound)'000    (pound)'000

Loss for the financial period                                            (10,540)       (28,207)
Other recognised gains and losses relating to the period                     256            325
                                                                  -------------------------------
                                                                         (10,284)       (27,882)
New shares issued                                                            688          7,597
                                                                  -------------------------------
Net decrease                                                              (9,596)       (20,285)
Opening shareholders' funds                                              135,765        156,050
                                                                  -------------------------------
Closing shareholders' funds                                              126,169        135,765
                                                                  -------------------------------



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                            Financial Statements

The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Street, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the year ended 30 September 2002 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Results for the three months periods ended 31 December 2002 and 31 December 2001 have not been audited. The results for the year ended 30 September 2002 have been extracted from the statutory financial statements which have been filed with the Registrar of Companies and upon which the auditors reported without qualification.

The annual report and financial statements for the year ended 30 September 2002 are available from our registered office:

The Company Secretary
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471 471


-ENDS-

Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HumiraTM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved by the US Food and Drug Administration for marketing in the US as a treatment for rheumatoid arthritis. Six further CAT-derived human therapeutic antibodies are at various stages of clinical trials.
o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include:
     Abbott, Amgen, Amrad, Chugai, Elan, Genzyme, Human Genome Sciences,
     Merck & Co, Pharmacia and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.


         Application of the Safe Harbor of the US Private Securities Litigation Reform Act of 1995: This press release contains statements about CAT that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934.

         These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.